 ===============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                        AUTHENTIC SPECIALTY FOODS, INC.
                           (Name of Subject Company)

                   AUTHENTIC ACQUISITION CORPORATION (TEXAS)
                 AUTHENTIC ACQUISITION CORPORATION (DELAWARE)
                            AGROBIOS, S.A. DE C.V.
                              DESC, S.A. DE C.V.
                                   (Bidder)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          05266E 10 7 (Common Stock)
                     (CUSIP Number of Class of Securities)

                             ARTURO D'ACOSTA RUIZ
                 CORPORATE DIRECTOR (TREASURY AND ACCOUNTING)
                              DESC, S.A. DE C.V.
                         PASEO DE LOS TAMARINDOS 400-B
                                  28TH FLOOR
                             BOSQUES DE LAS LOMAS
                              MEXICO, D.F. 05120
                           TELEPHONE: (525) 261-8000
                           FACSIMILE: (525) 261-8096

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)
                                 ------------
                                  COPIES TO:

       PETER J. TENNYSON, ESQ.          FREDERICK S. GREEN, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP  WEIL, GOTSHAL & MANGES LLP
  695 TOWN CENTER DRIVE, 17TH FLOOR         767 FIFTH AVENUE
        COSTA MESA, CA 92626               NEW YORK, NY 10153
           (714) 668-6200                    (212) 310-8000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $142,173,142              Amount of Filing Fee: $28,435
--------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 8,363,126 shares of common stock, $1.00 par value (the "Shares"), of Authentic Specialty Foods, Inc., at price of $17.00 per Share in cash. Such number of Shares represents the 8,027,126 Shares outstanding as of May 6, 1998 and assumes the issuance prior to the consummation of the Offer of 336,000 Shares upon the exercise of outstanding options and warrants not subject to cancellation agreements. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,435                 Filing Party: Desc, S.A. de C.V.
Form or Registration No.: Schedule 14D-1                Date Filed: May 14, 1998

================================================================================

                                     14D-1

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         74-2877980
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Authentic Acquisition Corporation
         Applied For
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
--------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Agrobios, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         AF
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------

CUSIP NO. 05266E 10 7
-------------------------------------------------------------------------------

    1.   NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Desc, S.A. de C.V.
---------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                    (b) [_]
---------------------------------------------------------------------------
    3.   SEC USE ONLY
---------------------------------------------------------------------------
    4.   SOURCES OF FUNDS
         WC
---------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                             [_]
---------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
---------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
---------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                             [_]
---------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%
---------------------------------------------------------------------------
   10.   TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------------


     This Amendment No. 1 (this "Statement") amends the Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 14, 1998 by Authentic Acquisition Corporation, a Texas corporation ("Purchaser") and a wholly owned subsidiary of Authentic Acquisition Corporation, a Delaware corporation ("AAC Delaware") and a wholly owned subsidiary of Agrobios, S.A. de C.V. ("Parent"), a corporation organized under the laws of the United Mexican States ("Mexico") and a wholly owned subsidiary of Desc, S.A. de C.V., a corporation organized under the laws of Mexico ("Desc"). As amended, this Statement relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Authentic Specialty Foods, Inc., a Texas corporation (the "Company"), at $17.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14,

1998 (the "Offer to Purchase"), a copy of which has been filed as Exhibit 99.1 to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit 99.2 to the Schedule 14D-1 (which together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase.

  The following items are amended as follows:


ITEM 2. IDENTITY AND BACKGROUND.

  Item 2(a) is hereby amended by adding the following:

  (a) AAC Delaware was incorporated in connection with the transactions contemplated by the Offer and the Merger to permit access to certain potential income tax advantages that may be available following completion of the Offer and the Merger. Reference to AAC Delaware was omitted, for the most part, from the Offer to Purchase in order to avoid unnecessary confusion to the Company's shareholders.

  Item 2(b) is hereby amended by adding the following:

  (b) The principal office of AAC Delaware is located at 7150 Village Drive, Buena Park, California 90621. The telephone number of AAC Delaware is (714) 521-7999.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Item 7 is hereby amended by adding the following:

  The information set forth in Section 9 ("Certain Information Concerning Desc, Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Item 9 is hereby amended and restated in its entirety as follows:


  The information set forth in Section 9 ("Certain Information Concerning Desc, Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a security holder of the Shares as to whether to sell, tender or hold Shares being purchased in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended by adding the following:

  (f) Although the first paragraph of Section 2 of the Offer to Purchase states that "all determinations concerning the satisfaction of such...conditions [in
Section 14] will be within Purchaser's sole discretion...", Purchaser intends to use its reasonable judgment to determine whether or not a condition to the Offer is satisfied.

  The disclaimer as to the validity, reasonableness, accuracy or completeness of certain forecasts referenced in Section 8 of the Offer to Purchase is made by Desc, Parent, AAC Delaware and Purchaser and is not intended to extend to any person other than those filing this Statement. Accordingly, the paragraph set forth under the heading "Certain Projections" in Section 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:


  "Certain Projections. During the course of the discussions between Parent and the Company that led to the execution of the Merger Agreement, the Company provided Parent with certain information about the Company and its financial performance that is not publicly available. The information provided to Parent and its advisors included financial forecasts for the Company as an independent company (i.e., without regard to the impact to the Company of a transaction with Parent or Purchaser), which included the following: forecasts of revenues, gross profit, earnings before income, taxes, depreciation and amortization ("EBITDA"), operating income and net income of approximately $101.2 million, $44.6 million, $14.0 million, $10.6 million and $5.9 million, respectively, for fiscal 1998. The foregoing information was prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and is included in this Offer to Purchase only because it was furnished to Parent. The foregoing information is inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, food processing, tax or accounting matters and other matters. One cannot predict whether the assumptions made in preparing the foregoing information will be accurate, and actual results may be materially higher or lower than those described above. The inclusion of this information should not be regarded as an indication that Desc, Parent, or the Purchaser considered it a reliable predictor of future events, and this information should not be relied on as such. None of Desc, Parent, or the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts, and the Company has made no representation to Desc, Parent or the Purchaser regarding the financial information described above."

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1998

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Texas Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AUTHENTIC ACQUISITION CORPORATION,
                                          a Delaware Corporation

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          AGROBIOS, S.A. DE C.V.

                                               /s/ Ramon F. Estrada Rivero
                                          By:  ________________________________
                                          Ramon F. Estrada Rivero
                                          Secretary

                                          DESC, S.A. DE C.V.

                                               /s/ Ernesto Vega Velasco
                                          By:  ________________________________
                                          Ernesto Vega Velasco
                                          Secretary

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 99.1*   Offer to Purchase dated May 14, 1998.
 99.2*   Letter of Transmittal.
 99.3*   Notice of Guaranteed Delivery.
 99.4*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 99.5*   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 99.6*   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 99.7*   Summary Advertisement, as published in The Wall Street Journal on May
         14, 1998.
 99.8*   Text of Press Release of Desc dated May 8, 1998.
 99.9*   Text of Press Release of Desc dated May 14, 1998.
 99.10*  Agreement and Plan of Merger, dated as of May 7, 1998, by and among
         Parent, Purchaser and the Company.
 99.11*  Confidentiality Letter Agreement, dated February 26, 1998, by and between Desc and the Company.
 99.12*  Supplemental Confidentiality Letter Agreement, dated March 31, 1998, by and between Desc and the Company.
 99.13*  Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
         L.L.C., TSG2 L.P., TSG2 Management, L.L.C. and the Company.

________________

*  Previously filed